Exhibit (a)(1)(D)

Offer to Purchase for Cash by

United Development Funding IV

of up to 1,707,317 Common Shares of Beneficial Interest
at a Purchase Price of $20.50 Per Common Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON JULY 2, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

June 4, 2014

Dear Shareholder:

United Development Funding IV, a Maryland real estate investment trust (the “Trust”), has listed its common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), on the Nasdaq Global Select Market (“NASDAQ”), commencing on June 4, 2014, under the symbol “UDF” (the “Listing”). The Listing provides the Trust’s shareholders a security that can be sold on a daily basis at a price determined by the market.

For those shareholders who might wish to sell their securities other than on NASDAQ, the Trust will permit them to tender up to 1,707,317 Common Shares for purchase by the Trust at a purchase price of $20.50 per Common Share (the “Purchase Price”), net to the tendering shareholders in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 4, 2014(the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). If a total of 1,707,317 Common Shares is purchased, the amount of consideration offered to shareholders will be approximately $35 million.

All Common Shares purchased pursuant to the Offer will be purchased at the same Purchase Price. Shareholders may tender all or only a portion of their Common Shares. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Common Shares properly tendered and not properly withdrawn may not be purchased if more than 1,707,317 Common Shares are properly tendered and not properly withdrawn. Only Common Shares properly tendered and not properly withdrawn will be eligible to be purchased. Common Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON JULY 2, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Prior to tendering Common Shares, we recommend that you contact your financial advisor. As part of the listing of the Shares on NASDAQ, some, but not all, of the registered accounts will automatically be transferred to brokerage accounts in which the Common Shares will be held in “street” name in tradable accounts (or, in other words, registered in the name of a broker, dealer, commercial bank, trust company or other nominee, although still beneficially owned by you). If your Common Shares are held in “street” name, you must contact your broker, dealer, commercial bank, trust company or other nominee to tender your Common Shares. You will need to work with your broker, dealer, commercial bank, trust company or other nominee to determine the status of your account and the best way to tender your Common Shares, if you desire to do so.

If your Common Shares are held in “street” name, it may have an earlier deadline for accepting the Offer. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee that holds your Common Shares to find out its deadline.

The conditions of the Offer are described in Section 6 of the Offer to Purchase. We encourage you to read these materials carefully before making any decision with respect to the Offer.

Although the Trust’s Board of Trustees has authorized the Offer, none of the Trust, any member of the Trust’s Board of Trustees, the Dealer Manager, the Paying Agent, the Information Agent, the Depositary (each as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to you as to whether you should tender or refrain from tendering your Common Shares. You should make your decision based on your views as to the value of the Common Shares and the Trust’s prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your Common Shares with your broker or other financial or tax advisor.

If you have any questions regarding the Offer or need assistance in tendering your Common Shares, please contact the Information Agent at the telephone number and address set forth below. If you require additional copies of the Offer to Purchase, the Letter of Transmittal or other Offer documents, please contact the Information Agent at the telephone number and address set forth below.

The Information Agent for the Offer is:

American National Stock Transfer, LLC
405 Park Avenue, 12th Floor
New York, NY 10022
Telephone: (877) 373-2522 (toll-free)

Very truly yours,

Hollis M. Greenlaw

Chief Executive Officer

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